UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated February 1, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☐                      Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].
Yes ☐                      No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated January 4, 2007.

•	Press Release dated January 25, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date:	February 1, 2007	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge Inc. to webcast 2006 year-end financial results
CALGARY, Alberta, January 4, 2007 — Enbridge Inc. will host a webcast conference call to discuss its 2006 year-end financial results as follows:
Event:	Enbridge Inc. 2006 Year-End Financial Results Conference Call

Date:	Wednesday, January 31, 2007

Time:	9:00 a.m. Eastern Time / 7:00 a.m. Mountain Time
Within North America, the toll-free call in number is 1-800-706-7748. Interested parties outside North America can call in to +617 614-3473. The access code is 32237410. To register for the webcast, interested parties are invited to visit www.enbridge.com/investor and follow the webcast registration link under Investor News. A webcast replay will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within approximately 24 hours.
The webcast replay will be available at toll-free 1-888-286-8010 or +617 801-6888. The access code for the replay is 56115180.
The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected.
Enbridge common shares trade on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol “ENB”.
For further information, contact:
Enbridge Investor Relations
403-231-5957 / 1-800-481-2804
Investor Web Site
www.enbridge.com/investor

NEWS RELEASE
Enbridge launches US$2 billion Alberta Clipper Project
and Cdn $0.3 billion Line 4 Extension Project
CALGARY, ALBERTA; HOUSTON, TEXAS, January 25 2007 — Enbridge Inc. (ENB: TSE and NYSE) and Enbridge Energy Partners L.P. (EEP: NYSE), announced today that they have received industry support to proceed with construction of two projects as additions to the Enbridge common carrier mainline system. These projects are the
US$2 billion (2006 dollars) Alberta Clipper Project, which Enbridge initially introduced in February 2006, and the Cdn$0.3 billion Line 4 Extension Project.
During the first quarter of 2007, Enbridge and the Canadian Association of Petroleum Producers will undertake discussions to finalize the scope, timing, ratemaking parameters and performance incentives of these projects. The projects remain subject to approvals by the Boards of Directors of Enbridge and Enbridge Energy Partners (EEP), as well as receipt of various regulatory approvals and permits in both Canada and the United States. Anticipated in-service timing for the Line 4 Extension is late 2008, and for Alberta Clipper is late 2009 to mid-2010, subject to finalization of industry’s preference. To achieve this timing, Enbridge will immediately commence long lead-time activities, such as finalizing steel pipe commitments, public consultation, preparatory work for right-of-way and working space access agreements and permits.
The Alberta Clipper Project involves the construction of a new 36-inch diameter 990-mile (1590-kilometre) crude line from Hardisty, Alberta to Superior, Wisconsin, primarily following Enbridge’s existing right-of-way. Initial capacity will be 450,000 barrels per day, with ultimate capacity available of up to 800,000 barrels per day. To balance the increased capacity into Superior, a low cost expansion of the 42-inch Southern Access line to Chicago will be undertaken at an estimated cost of approximately US$0.1 billion. The Southern Access project is being developed in two stages providing 146,000 barrels per day by the first quarter 2008 and another 254,000 barrels per day by the first quarter of 2009. Southern Access is expandable to 1,200,000 barrels per day with expansions timed concurrently with the Alberta Clipper project. The Canadian segment of Alberta Clipper is expected to cost approximately Cdn$1.5 billion and the U.S. segment, to be undertaken by EEP, is expected to cost approximately US$0.8 billion.

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Enbridge’s Line 4 Extension Project is designed to eliminate a potential capacity bottleneck on the mainline system between Edmonton, Alberta and Hardisty, Alberta. The project involves the construction of 85 miles (136 kilometres) of 36-inch segments that will connect existing idle 48-inch pipe segments between Edmonton and Hardisty and move the origination point of Enbridge’s current highest capacity line, Line 4, from Hardisty back to Edmonton. The capacity of the Line 4 Extension will be 880,000 barrels per day to match current Line 4 capacity.
The Alberta Clipper Project and the Line 4 Extension will be integrated with, and form part of the existing Enbridge system in Canada, and the EEP Lakehead system in the U.S.
Patrick D. Daniel, President and Chief Executive Officer of Enbridge commented, “The Alberta Clipper Project is the latest in a suite of alternatives that Enbridge has under development to create value for producers and our shippers as Western Canadian oil sands production expands and seeks new markets. Because of its integration with our existing mainline system and the on-going Southern Access project, Alberta Clipper provides a low cost solution for up to 800,000 barrels per day of the expected production growth, with relatively low execution risk. The addition of a full new line will provide both a significant increase in capacity and also increased flexibility to align the system with a range of synthetic crude and blended bitumen production slates. The timing has been accelerated to respond to shipper priorities for increased access to U.S. markets, reflecting recently announced U.S. refiner initiatives to invest in capability to process more Canadian crude, which will benefit both Canadian producers and U.S. consumers.
Alberta Clipper will be our largest project ever, and one we are well prepared to successfully build. We have entered into standby arrangements with a variety of material suppliers and contractors to ensure availability of resources at reasonable cost, as well as building up our own internal staff and project management processes.”
ABOUT ENBRIDGE INC.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

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ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. (EEP: NYSE) (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 10 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 16 percent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 17 percent interest in the Partnership.
LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Western Canada Oil Sands; (2) changes in or challenges to Enbridge’s tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. For a discussion of those risks and uncertainties, reference should also be made to Enbridge Inc.’s Canadian securities filings and U.S. Securities and Exchange Commission filings as well as Enbridge Energy Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at www.sedar.com for Canadian securities filings, the SEC’s web site (www.sec.gov) for U.S. filings and via Enbridge Inc.’s and Enbridge Partners’ respective web sites.
FOR FURTHER INFORMATION CONTACT:

Enbridge Inc.

Investor Relations	Media:
Bob Rahn	Glenn Herchak
(403) 231-7398	(403) 266-7906
Email: bob.rahn@enbridge.com	Email: glenn.herchak@enbridge.com

Enbridge Energy Partners

Investor Relations	Media:
Tracy Barker	Denise Hamsher
Toll-free: (866) EEP INFO	Telephone: (713) 821-2089
or (866) 337-4636	E-mail: usmedia@enbridge.com
E-mail: eep@enbridge.com

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